SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated July 20, 2005

Benetton Group SpA's approval of 2005 first half results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: July 20, 2005

BENETTON GROUP SPA

Approval of 2005 first half results

Ponzano, 20th July 2005. The Company advises that the Board of Directors' Meeting for the approval of the first half financial results has been called for 21st September 2005, in substitution of the date previously communicated, 12th September 2005, as permitted by Art. 81 and 82 bis, third comma, of the CONSOB Regulation (CONSOB resolution n.11971/1999).

As previously advised, the Company will prepare the 2005 first half results in accordance with the international accounting principles (IAS/IFRS) applicable for interim reports, according to the provisions of art. 81 of the above-mentioned CONSOB Regulation, while continuing to take advantage of the exemption from the publication of the second quarterly report relating to the 2005 financial year, pursuant to the same Regulation.

For further information and contacts:

Media +39 0422519036

www.benettongroup.com/press

Investor Relations +39 0422519412

www.benettongroup.com/investors